UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October 2016

(Commission File No. 001-32305)

_________________________

ITAÚ CORPBANCA
(Translation of registrant's name into English)

_________________________

Rosario Norte 660
Las Condes
Santiago, Chile
(Address of registrant's principal executive office)

_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

On October 19, 2016, Itaú CorpBanca published a press release announcing that it will release its results for the third quarter ended September 30, 2016, after the market closes in New York on Friday, October 28, 2016, and inviting investors to join a conference call regarding the results on Wednesday, November 2, 2016. The press release is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ITAÚ CORPBANCA
(Registrant)

By:	/s/ Cristián Toro
Name:	Cristián Toro
Title:	Division Head - Legal & Compliance

Date: October 26, 2016.

EXHIBIT INDEX

Exhibit	Description
99.1	Press release dated October 19, 2016.